<u>RAFIKI RACE BOAT INC.</u>

FINANCIAL STATEMENTS

**FOR THE TWO MONTHS
ENDED JUNE 18, 2019**

MHK LLP
Los Angeles, California

RAFIKI RACE BOAT INC.

FINANCIAL STATEMENTS

FOR THE TWO MONTHS
ENDED JUNE 18, 2019

CONTENTS

MHK, LLP

Certified Public Accountants

Nam Sik Moon, CPA
Yoon J. Hwang, CPA
Won Hee Kim, CPA

Independent Accountant's Review Report

To the director of:
Rafiki Race Boat Inc.
Everett, Washington

We have reviewed the accompanying financial statements of Rafiki Race Boat Inc., which comprise the balance sheet as of June 18, 2019, and the related statements of operations, changes in shareholder's equity, and cash flows for the two months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

3400 W. 6th St., Suite 303, Los Angeles, CA 90020 • Tel: 213.747.7870 Fax: 213.402.6779

MHK, LLP

Certified Public Accountants

Nam Sik Moon, CPA
Yoon J. Hwang, CPA
Won Hee Kim, CPA

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

MHK LLP

MHK LLP

Los Angeles, California

July 19, 2019

3400 W. 6th St., Suite 303, Los Angeles, CA 90020 • Tel: 213.747.7870 Fax: 213.402.6779

Rafiki Race Boat Inc.

BALANCE SHEET
AS OF JUNE 18, 2019

		JUNE 18, 2019
ASSETS		
Current Assets		
Cash and Cash Equivalents - Note 2, 3	$	719
Total Current Assets		719
TOTAL ASSETS	$	719
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$	1,200
Total Current Liabilities		1,200
Total Liabilities		1,200
Shareholder's Equity		
Common Stock - Note 4		1,450
Accumulated deficits		(1,931)
Total Shareholders' Equity		(481)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	719

See independent accountant's review report and accompanying notes.

Rafiki Race Boat Inc.

STATEMENT OF OPERATIONS
FOR THE TWO MONTHS ENDED JUNE 18, 2019

REVENUES:		
Sales	$	-
TOTAL REVENUES		-
EXPENSES:		
Office Supplies		31
Organizational Costs		500
Permits and Licenses		200
Professional Fees		1,200
TOTAL EXPENSES		1,931
OPERATING INCOME (LOSS)		(1,931)
OTHER INCOME/EXPENSES		
Other Income/expenses		-
INCOME (LOSS) FROM CONTINUING OPERATION BEFORE INCOME TAXES		(1,931)
PROVISION FOR STATE INCOME TAX		-
NET INCOME (LOSS)	$	(1,931)

Rafiki Race Boat Inc.

STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE TWO MONTHS ENDED JUNE 18, 2019

	Capital Contribution	Dividends declared	Acculmulated Deficits	Total
Balance at April 24, 2019	$ -	$ -	$ -	$ -
Shareholder's Contribution	1,450			1,450
Dividends declared				-
Net loss			(1,931)	-
Balance at June 18, 2019	$ 1,450	$ -	$ (1,931)	$ (481)

Rafiki Race Boat Inc.

STATEMENT OF CASH FLOWS
FOR THE TWO MONTHS ENDED JUNE 18, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME (LOSS)	$	(1,931)
ADJUSTMENTS TO RECONCILE NET INCOME **TO NET CASH PROVIDED BY OPERATIONS:**		
Incr. (Decr.) in Accounts and Other Payables		1,200
TOTAL ADJUSTMENTS		1,200
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(731)
CASH FLOWS FROM INVESTING ACTIVITIES		
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution		1,450
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		1,450
NET INCREASE (DECREASE) IN CASH		719
CASH - BEGINNING		-
CASH - ENDING	$	719

Rafiki Race Boat Inc.

NOTES TO FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED JUNE 18, 2019

NOTE 1 - GENERAL

Rafiki Race Boat Inc. ("the Company"), was incorporated on April 24, 2019 in the state of Washington.

The Company is planning to build the innovative "LightSpeed Ferry" to race it across the Atlantic Ocean in an attempt to break the record for the fastest trans-Atlantic crossing tor a commercial vessel.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and Cash equivalents consist of the following:

	18-Jun-19
Cash in bank - Bank of America	$ 719
Total	$ 719

NOTE 4 - SHAREHOLDER'S EQUITY

As of reporting date, 29 common shares were issued and outstanding,

NOTE 5 - COMMITMENTS AND CONTINGENCIES

As of reporting date, the Company has no commitment or contingencies.

Rafiki Race Boat Inc.

NOTES TO FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED JUNE 18, 2019

NOTE 6 - RELATED PARTY TRANSACTIONS

As of the date of issuance of financial statements, the Company has no reportable related party transactions.

NOTE 7 - SUBSEQUENT EVENTS

Management of the Company has evaluated material events or transactions subsequent to June 18, 2019 through July 19, 2019, the date these financial statements were available to be issued, and determined that there was no material subsequent event that would be reported in the financial statements.